UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

NOVT CORPORATION

(Exact Name of Registrant as Specified in its Charter)

000-20727

(Commission File Number)

Florida	59-2787476
(State of Incorporation)	(I.R.S. Employer Identification No.)

4350 International Blvd.

Norcross, GA 30093

(Address of Principal Executive Offices)

(770) 717-0904

(Registrant’s Telephone Number)

NOVT Corporation

4350 International Blvd.

Norcross, GA 30093

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF NOVT CORPORATION’S SHAREHOLDERS.

This Information Statement is being furnished on or about March 21, 2006 to the holders of record at the close of business on February 22, 2006 of shares of common stock of NOVT Corporation, a Florida corporation, or NOVT, in connection with the appointment of certain persons to NOVT’s board of directors, or the board, and the resignation of other persons from the board, other than at a meeting of shareholders.

This information statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

RESOLUTION OF PROXY CONTEST AND CHANGE IN COMPOSITION OF MAJORITY OF THE BOARD OF DIRECTORS

In connection with NOVT and Steel Partners II, L.P. and certain affiliated or related entities and persons settling their proxy contest relating to the election to the board of a new slate of nominees, or the Election Contest, you are receiving this Information Statement as a result of the appointment of new directors, pursuant to a settlement agreement (as described below), to a majority of the seats on NOVT’s board of directors and the concurrent resignation of certain members of the board.

On March 17, 2006, NOVT executed and delivered a settlement agreement, dated as of March 16, 2006, with Steel Partners II, L.P., a Delaware limited partnership, J.L. Howard, Inc., a New York corporation, Steel Partners, L.L.C., a Delaware limited liability company, Warren G. Lichtenstein, Jack L. Howard, John Quicke, James Henderson, Joshua Schechter, Harvey J. Bazaar, Leonard Toboroff and “The Novoste Full Value Committee” or, collectively, the Steel Parties. Pursuant to the settlement agreement, the board will be reduced in size from seven to four members and the current NOVT board of directors has approved a reconstituted board, which will consist of three appointees of the Steel Parties, Jack L. Howard, John Quicke and Leonard Toboroff, as well as William E. Whitmer, who is currently a member of the board. Mr. Whitmer will continue serving, and Mr. Toboroff will be appointed as, a Class I director. Mr. Quicke will be appointed as a Class II director. Mr. Howard will be appointed as a Class III director. Six current members of our board of directors, J. Stephen Holmes, Charles E. Larsen, Judy Lindstrom, Alfred J. Novak, Stephen I. Shapiro and Thomas D. Weldon, have submitted their resignations effective as of the time that the change in composition of the board occurs.

Each of these changes in composition of the board will be effective on the later of (i) the tenth calendar day after the date of filing and dissemination to our shareholders of this Information Statement (or such later date as may be required to comply with any comments of the staff of the Securities and Exchange Commission, or SEC) and (ii) the filing by us with the SEC of our annual report on Form 10-K for the twelve months ended December 31, 2005, but in no event later than April 17, 2006. We currently expect that the change in composition will effective on or around March 31, 2006.

As part of the settlement agreement, the previously scheduled April 13, 2006 special meeting of shareholders, for which a February 22, 2006 record date had been established, was cancelled and the Election Contest was terminated. In addition, the parties have agreed that, subject to the fiduciary duties of the members of the board, Messrs. Toboroff and Whitmer will stand for election as Class I directors at our next annual meeting of shareholders, and the Steel Parties have agreed in their capacities as shareholders to support the nomination and election of both such directors and to cause shares of common stock they own to be voted in favor of both such nominees. A separate proxy statement will be mailed for that meeting.

In connection with the settlement agreement, Daniel G. Hall, J. Stephen Holmes, Charles E. Larsen, Judy Lindstrom, Alfred J. Novak, Subhash C. Sarda, Stephen I. Shapiro, Thomas D. Weldon and William E. Whitmer, or the NOVT Parties, entered into undertaking letters. The undertaking letters of Ms. Lindstrom and Messrs. Holmes, Larsen, Novak, Shapiro and Weldon provide that such person resigns from the board as of the time that the change in composition described above occurs.

The settlement agreement and undertaking letters also collectively provide that: (i) NOVT shall continue to have an audit committee of the board so long as required under SEC rules, and the Steel Parties agree to support Mr. Whitmer’s continued membership on such audit committee so long as he remains a director of NOVT and remains eligible to serve on such audit committee; (ii) NOVT shall reimburse the Steel Parties $232,912.75 for out-of-pocket expenses incurred in connection with the proxy contest involving the opposition to the dissolution proposal made by the board that was considered at the March 7, 2006 special meeting of shareholders, or the Proxy Contest, and the Election Contest; (iii) each NOVT Party releases each of the Steel Parties, and each of the Steel Parties releases each of the NOVT Parties, from any potential claims or causes of action; (iv) NOVT releases each of the Steel Parties and each of the NOVT Parties from any potential claims or causes of actions relating to or arising from matters set forth in SEC filings made in connection with the Proxy Contest or the Election Contest; (v) the parties shall abide by certain non-disparagement and mutual cooperation covenants; and (vi) NOVT shall continue to honor certain employee benefit plans and arrangements.

NOVT will file copies of the settlement agreement and the form of undertaking letter with the SEC under cover of Form 8-K.

INFORMATION RELATING TO NOVT’S VOTING SECURITIES

On March 1, 2006, there were 4,083,721 shares of common stock issued and outstanding. For matters requiring shareholder action, each holder of common stock is entitled to cast one vote, in person or by proxy, for each share of common stock held.

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table provides information as of March 1, 2006 with respect to the ownership of shares of our common stock by each person believed by management to be the beneficial owner of more than five percent of the outstanding common stock. The information is based on the most recent Schedule 13D or 13G filed with the SEC on behalf of such persons or other information made available to us, and has been adjusted to give effect to the one-for-four reverse stock split that occurred on November 4, 2005.

	Beneficial Ownership
Name of Beneficial Owner	Shares	Percentage
Steel Partners II, L.P. and affiliated entities(1) 590 Madison Avenue, 32nd Floor New York, New York 10022	799,337	19.6%
Lloyd I. Miller, III(2) 4550 Gordon Drive Naples, Florida 34102	335,139	8.2%
JANA Partners LLC(3) 536 Pacific Avenue San Francisco, California 94133	331,924	8.1%
Wynnefield Capital Management, LLC, Wynnefield Capital, Inc. and affiliated entities(4) 450 Seventh Avenue, Suite 509 New York, New York 10123	217,723	5.3%
Trellus Management Company, LLC(5) 350 Madison Avenue, 9th Floor New York, New York 10017	209,608	5.1%

(1)	Information obtained from Schedule 13D/A filed with the SEC by Steel Partners II, L.P., Steel Partners, L.L.C. and affiliated persons on February 21, 2006. The Schedule 13D/A discloses that Steel Partners has sole power to vote or direct the vote of and to dispose of or to direct the disposition of all of these shares. As the sole executive officer and managing member of Steel Partners L.L.C., Warren G. Lichtenstein may be deemed to beneficially own all of these shares.
(2)	Information obtained from Schedule 13G/A filed with the SEC by Mr. Miller on February 24, 2006. The Schedule 13G indicates that Mr. Miller has (i) sole voting and dispositive power with respect to 12,000 shares as the manager of a limited liability company that is the general partner of a certain limited partnership and as an individual and (ii) shared voting and dispositive power with respect to 323,139 shares as an investment advisor to the trustee of certain family trusts.
(3)	Information obtained from Schedule 13G/A filed with the SEC by JANA Partners LLC on February 10, 2006. The Schedule 13G discloses that JANA Partners has sole power to vote or direct the vote of and to dispose of or to direct the disposition of all of these shares.
(4)	Information obtained from Schedule 13D filed with the SEC by Wynnefield Partners Small Cap Value, L.P. (WPSCV), Wynnefield Partners Small Cap Value, L.P. I (WPSCV-I), Wynnefield Small Cap Value Offshore Fund, Ltd. (WSCVOF), Wynnefield Capital Management, LLC (WCM) and Wynnefield Capital, Inc. (WCI) on January 6, 2006. The Schedule 13D disclosed that (i) WCM, as sole general partner of WPSCV and WPSCV-I, and Nelson Obus and Joshua Landes, as the co-managing members of WCM, have sole power to direct the voting and disposition of 67,623 shares beneficially owned directly by WPSCV and 83,675 shares beneficially owned directly by WPSCV-I and (ii) WCI, as sole investment manager of WSCVOF, and Nelson Obus and Joshua Landes, as the principal executive officers of WCI, have sole power to direct the voting and disposition of 66,425 shares beneficially owned directly by WSCVOF.
(5)	Information obtained from Schedule 13G/A filed with the SEC by Trellus Company, LLC and Adam Usdan on February 7, 2005. The Schedule 13G/A discloses that Trellus and Mr. Usdan have shared power to vote or direct the vote of and to dispose of or to direct the disposition of all of these shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information as of March 1, 2006 with respect to the beneficial ownership of our common stock by (1) each director, (2) each named executive officer as defined by the regulations of the SEC and (3) all executive officers and directors as a group. The information in the table gives effect to the one-for-four reverse stock split that occurred on November 4, 2005.

Name	Shares	Options	Beneficial Ownership	Percentage(1)
Thomas D. Weldon (2)	44,693	28,500	73,193	1.8%
Alfred J. Novak	—	154,132	154,132	3.6%
Charles E. Larsen	77,791	9,250	87,041	2.1%
William E. Whitmer	2,250	9,250	11,500	*
Stephen I. Shapiro	1,054	9,250	10,304	*
J. Stephen Holmes	—	9,250	9,250	*
Judy Lindstrom	—	9,250	9,250	*
Daniel G. Hall	750	35,225	35,975	*
Subhash C. Sarda	—	19,608	19,608	*
All executive officers and directors as a group (9 persons)	126,538	283,715	410,253	9.4	%(3)

*	Less than 1%.
(1)	Applicable percentage of ownership as of March 1, 2006 is based upon 4,083,721 shares of our common stock outstanding. A person is deemed to be the beneficial owner of our common stock that can be acquired within 60 days from March 1, 2006 upon the exercise of options, and that person’s options are assumed to have been exercised (and the underlying shares of our common stock outstanding) in determining such person’s percentage ownership. Consequently, the denominator for calculating such percentage may differ for each shareholder.
(2)	Includes 625 shares held in trust for the benefit of Mr. Weldon’s son, 625 shares held by Mr. Weldon as custodian for his nephew, 9,917 shares held by Mr. Weldon’s spouse and 16,893 shares held by The Weldon Foundation, Inc., a Florida not-for-profit corporation in which Mr. Weldon is a director. Mr. Weldon disclaims beneficial ownership of all shares held by The Weldon Foundation, Inc.
(3)	The employment with NOVT of Adam G. Lowe, NOVT’s Vice President—Operations and Robert N. Wood, Jr., NOVT’s Vice President—Sales and Marketing, terminated on April 29, 2005 and March 4, 2005, respectively, and their beneficial ownership is not reflected in the line entitled “All executive officers and directors as a group”.

DIRECTORS OF NOVT AFTER CHANGE IN COMPOSITION IS EFFECTIVE

As described above, NOVT has entered into a settlement agreement dated as of March 16, 2006 with the Steel Parties. Pursuant to the settlement agreement, the board will be reduced in size from seven to four members and the current NOVT board of directors has approved a reconstituted board, which will consist of three appointees of the Steel Parties, Jack L. Howard, John Quicke and Leonard Toboroff, as well as William E. Whitmer, who is currently a member of the board. Each of these changes in composition of the board will be effective on the later of (i) the tenth calendar day after the date of filing and dissemination to our shareholders of this Information Statement (or such later date as may be required to comply with any comments of the staff of the SEC) and (ii) the filing by us with the SEC of our annual report on Form 10-K for the twelve months ended December 31, 2005, but in no event later than April 17, 2006.

The information below describes the members of our board upon effectiveness of the changes to be effected pursuant to the settlement agreement:

Class I—Directors Whose Terms Will Expire at the 2006 Annual Meeting

Leonard Toboroff, age 73. Mr. Toboroff has served as a Vice Chairman of the Board of Allis-Chalmers Energy Inc., a provider of products and services to the oil and gas industry, since May 1988 and served as Executive Vice President from May 1989 until February 2002. He served as a director and Vice President of Varsity Brands, Inc. (formerly Riddell Sports Inc.), a provider of goods and services to the school spirit industry, from April 1998 until it was sold in September 2003. Mr. Toboroff has been an Executive Director of Corinthian Capital Group, LLC, a private equity fund, since October 2005. He is also a director of Engex Corp., a closed-end mutual fund. Mr. Toboroff does not beneficially own any NOVT securities.

William E. Whitmer, age 72. Mr. Whitmer has served as a director of NOVT since October 1992. He was also a director of Interland Inc., a NASDAQ-listed company, from March 2000 until the company’s merger with Micron Electronics, Inc. in 2002. Mr. Whitmer is a Certified Public Accountant and management consultant. From 1989 until 1992, he was a partner of Ernst & Young, having served as the Associate Managing Director of that firm’s southern United States management consulting group. From 1968 through 1989, Mr. Whitmer was a partner of Arthur Young & Company, having served as the Managing Partner of its East and Southeast United States regions of the management consulting practice from 1975 through 1989. Mr. Whitmer received a B.A. in Economics from Denison University. Mr. Whitmer beneficially owns 11,500 shares of NOVT’s common stock.

Class II—Directors Whose Terms Will Expire in 2007

John Quicke, age 56. Mr. Quicke has served as a Vice President of SPL since September 2005. Mr. Quicke has served as a director of WHX since July 2005 and as a Vice President since October 2005. He served as a director, President and Chief Operating Officer of Sequa Corporation, a diversified industrial company, from 1993 to March 2004, and Vice Chairman and Executive Officer of Sequa from March 2004 to March 2005. As Vice Chairman and Executive Officer of Sequa, Mr. Quicke was responsible for the Automotive, Metal Coating, Specialty Chemicals, Industrial Machinery and Other Product operating segments of the company. From March 2005 to August 2005, Mr. Quicke occasionally served as a consultant to Steel Partners and explored other business opportunities. Mr. Quicke does not beneficially own any NOVT securities.

Class III—Directors Whose Terms Will Expire in 2008

Jack L. Howard, age 44. Mr. Howard has been a registered principal of Mutual Securities, Inc., a registered broker-dealer, since 1989. He has served as the Vice President and Vice Chairman of Steel Partners, Ltd., a management and advisory company that provides management services to Steel Partners II, L.P. and its affiliates, since December 2003. Mr. Howard has served as Chairman of the Board of WebFinancial Corporation, a consumer and commercial lender, since June 2005, as a director of WebFinancial since 1996 and as its Vice President since December 1997. From December 1997 to May 2000, he also served as Secretary, Treasurer and Chief Financial Officer of WebFinancial. He has served as Chairman of the Board and Chief Executive Officer of Gateway Industries, Inc., a provider of database development and web site design and development services, since February 2004, as Vice President of Gateway since December 2001 and as a director of Gateway since May 1994. He is also a director of BNS Co., a real estate management company, WHX Corporation, a holding company, and CoSine Communications, Inc., a global telecommunications equipment supplier. Mr. Howard is deemed to beneficially own 663 shares of NOVT’s common stock owned by J.L. Howard, a corporation controlled by Mr. Howard.

CURRENT EXECUTIVE OFFICERS OF NOVT

Our current executive officers as of the date hereof are described below.

Name	Age	Position
Alfred J. Novak	58	President and Chief Executive Officer
Daniel G. Hall	59	Vice President, Secretary and General Counsel
Subhash C. Sarda	56	Vice President, Finance and Chief Financial Officer

Alfred J. Novak. Mr. Novak was elected by the Board of Directors to the position of a director and President and Chief Executive Officer of NOVT on October 16, 2002. Since December 1997, he has served as Chairman of the Board of Directors of ProRhythm, Inc., a start-up medical device company engaged in electrophysiology. In September 1998, he co-founded and was a management board member of Syntheon LLC, a company that developed minimally invasive medical devices for the vascular and endoscopic markets. Mr. Novak also served as Chairman of the Board of Directors of Orbus Medical Technologies, Inc., an interventional vascular company, from April 1998 until March 2005, when Orbus was acquired. From July 1996 until January 1998, Mr. Novak was President, Chief Executive Officer and a director of Biosense, Inc., a company that developed a position sensor incorporated into catheters and used in interventional cardiology, electrophysiology, and image guided surgery, and which was acquired by Johnson & Johnson in October 1997. Mr. Novak was employed by Cordis Corporation in April 1984 and served as its Vice President and Chief Financial Officer and a member of the executive committee until Cordis was acquired by Johnson & Johnson in February 1996. Mr. Novak received his M.B.A. from the Wharton School of the University of Pennsylvania and earned his B.S. at the U.S. Merchant Marine Academy.

Daniel G. Hall. Mr. Hall joined NOVT in June 2000 as Vice President and General Counsel. He served as Vice President, Secretary and General Counsel of Cordis Corporation beginning in 1981 until the company was acquired by Johnson & Johnson in 1995. From 1995 to 1999, Mr. Hall managed his own private law practice. From June 1999 to June 2000, he practiced with Feldman, Gale & Weber, P.A. in Miami, Florida, serving as managing attorney from December 1999 to June 2000.

Subhash C. Sarda. Mr. Sarda joined NOVT in November 2002 as Corporate Controller, and served as Acting Chief Financial Officer beginning in August 2003. In February 2004, he was promoted to the position of Vice President, Finance and continued to be responsible for the duties of Controller and Acting Chief Financial Officer until December 2004 when he was promoted to the position of Chief Financial Officer. Prior to joining NOVT, Mr. Sarda worked in a number of multi-national companies with management responsibilities for operational and SEC reporting. Mr. Sarda, a CMA, ACA, holds an M.B.A. from Temple University, Philadelphia, and a B.A. in Accounting from studies pursued at the London School of Accountancy, London, UK.

GOVERNANCE OF NOVT

Our board of directors has a standing audit committee, stock option and compensation committee and nominating and corporate governance committee. Our board of directors is currently composed of a majority of “independent” directors, and all of the committees are composed entirely of “independent” directors, as the term is defined in the listing standards of the Nasdaq Stock Market. In addition, the audit committee is currently composed entirely of “independent” directors as the term is defined in Section 10A(m)(3) of the Securities Exchange Act of 1934, although the composition of our audit committee immediately following the reconstitution of our board, other than the membership of Mr. Whitmer, has yet to be determined. Our board of directors has adopted a charter for each of the three standing committees and corporate governance principles that address the make-up and functioning of the board. Our board of directors has also adopted a code of business conduct and ethics that applies to all of our employees, officers and directors. Copies of the audit committee charter, the nominating and corporate governance committee charter and code of business conduct and ethics were attached to our 2004 proxy statement as Appendices A, B and C, respectively.

Meetings of the Board of Directors and its Committees

During 2005, there were 19 meetings of our board of directors, 13 of which were telephonic meetings. In addition, the board of directors acted on one occasion by unanimous written consent in lieu of a meeting. No director attended fewer than 75% of the aggregate number of meetings of the board of directors held during the period in 2005 in which he or she was a director and meetings held by committees of the board of directors during the period in 2005 in which he or she served as a member of the committee.

Audit Committee

The audit committee is currently comprised of Ms. Lindstrom and Messrs. Whitmer and Holmes, with Mr. Whitmer serving as chairman. As described above, Ms. Lindstrom and Mr. Holmes are resigning from the board and no decision has been made as to whether any of the newly appointed directors will replace them on the audit committee. Pursuant to the terms of the settlement agreement, we expect that Mr. Whitmer will remain a member of the audit committee, although no decision has been made as to whether he will continue to serve as its chairman. The current board of directors has determined that Mr. Whitmer is an “audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-K, and that all of the current members of the audit committee are “independent” for purposes of current listing standards of the Nasdaq Stock Market and Section 10A(m)(3) of the Securities Exchange Act of 1934.

The audit committee:

•	is directly responsible for the appointment, compensation and oversight of the work of the registered public accounting firm employed by us for the purpose of preparing and issuing an audit report on our financial statements;

•	assists the board of directors in fulfilling its responsibilities by overseeing

•	processes involved in the preparation and review of the financial reports provided to the public and the audits of our financial statements,

•	our system of internal controls regarding finance, financial reporting, and accounting, and the legal compliance and ethics procedures that management and the board of directors have established, and

•	our auditing, accounting and financial reporting processes generally; and

•	performs the other functions required of audit committees of public companies under applicable laws, rules and regulations and the requirements of The Nasdaq Stock Market.

A full description of the duties and responsibilities of the audit committee is stated in its charter, which was attached to our 2004 proxy statement as Appendix A. The audit committee met four times during 2005.

Stock Option and Compensation Committee

The stock option and compensation committee of the board of directors is currently comprised of Ms. Lindstrom and Messrs. Shapiro and Holmes, with Mr. Shapiro serving as chairman. As described above, Ms. Lindstrom and Messrs. Shapiro and Holmes are resigning from the board. No decision has yet been made as to which members of the newly constituted board will serve on this committee in the future.

The stock option and compensation committee establishes compensation policies and approves compensation for our executive officers and administers our stock option plans. This committee met two times during 2005.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the board of directors is currently comprised of Ms. Lindstrom and Messrs. Holmes, Shapiro and Whitmer, with Ms. Lindstrom serving as chairperson. As described above, Ms. Lindstrom and Messrs. Shapiro and Holmes are resigning from the board. No decision has been made as to which members of the newly constituted board will serve on this committee.

The nominating and corporate governance committee is responsible for recommending to the board of directors potential candidates to be nominated for election or appointment as our directors as well as consideration of issues relating to our corporate governance. The nominating and corporate governance committee also considers shareholder suggestions regarding possible candidates for director as described below under “—Nomination of Directors.” A full description of the duties and responsibilities of the nominating and corporate governance committee is stated in its charter, which was attached to our 2004 proxy statement as Appendix B. This committee was established in December 2003 and held one meeting in 2005.

Attendance by Directors at the Annual Meeting of Shareholders

All directors then serving on the board of directors attended the special meeting in lieu of an annual meeting held on September 14, 2005.

Shareholder Communications with the Directors

NOVT shareholders who want to communicate with the board of directors or any individual director can write to: NOVT Corporation, 4350 International Blvd., Norcross, Georgia 30093, Attention: Corporate Secretary. Your letter should state that you are a NOVT shareholder. All communications will be received and processed by our Corporate Secretary, who will present such communications to the board of directors.

The Corporate Secretary will:

•	forward the communication to the director or directors to whom it is addressed; or

•	forward the inquiry to our management for resolution (for example, where it is a request for information about NOVT or it is a stock-related matter).

At each board meeting, the Corporate Secretary presents a summary of all shareholder communications received since the last meeting and makes the communications available to the directors on request.

Nomination of Directors

As provided in its charter and our corporate governance principles, the nominating and corporate governance committee is responsible for identifying individuals qualified to become directors. The nominating and corporate governance committee seeks to identify director candidates based on input provided by a number of sources, including committee members, our other directors, our shareholders, our Chief Executive Officer or Chairman, and third parties such as professional search firms. In evaluating potential candidates for director, the nominating and corporate governance committee considers the entirety of each candidate’s credentials.

Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing composition of the board of directors. However, at a minimum, candidates for director must possess:

•	high personal and professional ethics and integrity;

•	ability to exercise sound judgment;

•	ability to make independent analytical inquiries;

•	willingness and ability to devote adequate time and resources to diligently perform board duties; and

•	appropriate and relevant business experience and acumen.

In addition to these minimum qualifications, the nominating and corporate governance committee also takes into account when considering whether to nominate a potential director candidate the following factors:

•	whether the person possesses specific industry expertise and familiarity with general issues affecting our business;

•	whether the person’s nomination and election would enable the board to have a member that qualifies as an “audit committee financial expert” as that term is defined by the SEC in Item 401 of Regulation S-K;

•	whether the person would qualify as an “independent” director under the listing standards of the Nasdaq Stock Market;

•	the importance of continuity of the existing composition of the board of directors; and

•	the importance of a diversified board membership, in terms of both the individuals involved and their various experiences and areas of expertise.

The nominating and corporate governance committee will consider director candidates recommended by shareholders provided such recommendations are submitted in accordance with the procedures set forth below. In order to provide for an orderly and informed review and selection process for director candidates, the board of directors has determined that shareholders who wish to recommend director candidates for consideration by the nominating and corporate governance committee must comply with the advance notice provisions and other requirements of Section 3.07 of our by-laws, as if such recommendation were a nomination. As described in our proxy statement for our special meeting in lieu of a 2005 annual meeting, this notification must be received by us not later than June 16, 2006 and not earlier than May 17, 2006, and must provide information about the nominee’s qualifications for board membership and other information required by the by-laws. In the event that the 2006 annual meeting of shareholders is more than 30 days before or more than 60 days after September 14, 2006 (the first anniversary of our 2005 special meeting in lieu of an annual meeting), written notice of such shareholder proposals must be received by us not later than the tenth day following the earlier of (a) the day on which public announcement of the date of the 2006 annual meeting is first made by us or (b) the date notice of the annual meeting was mailed to shareholders. Shareholders who intend to recommend a director candidate to the nominating and corporate governance committee for consideration are urged to obtain and thoroughly review a copy of our by-laws. To obtain a copy of our by-laws, shareholders should contact our Corporate Secretary at 4350 International Boulevard, Norcross, Georgia 30093.

All candidates submitted by shareholders will be evaluated by the nominating and corporate governance committee according to the criteria discussed above and in the same manner as all other director candidates.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have adopted a policy that all transactions between us and our officers, directors, principal shareholders and their affiliates will be on terms no less favorable to us than could be obtained by us from unrelated third parties, and will be approved by our audit committee.

In December 2002, our audit committee reviewed and approved a distribution agreement between NOVT and Orbus Medical Technologies, Inc. The agreement provided for distribution of Orbus’ products in Germany by NOVT. Alfred J. Novak, our president and chief executive officer, formerly served as chairman of the board of directors of Orbus and both Mr. Novak and members of his family had equity investments in Orbus. The audit committee undertook a full review of the terms of the agreement and determined the agreement was advantageous to NOVT and that it was no less favorable than could be obtained from an unrelated third party.

In February 2005, NOVT and Orbus mutually agreed to terminate the distribution agreement. Orbus paid NOVT $366,000 and assumed $38,000 in liabilities to repurchase inventory, refund the unused deposit and reimburse NOVT for market development expenses. NOVT ceased distributing Orbus product during the first quarter of 2005.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table sets forth a summary of the compensation paid or accrued by us during fiscal years 2005, 2004 and 2003 to (1) our Chief Executive Officer and the other two executive officers of NOVT who were serving as executive officers at the end of fiscal year 2005 and whose compensation during fiscal year 2005 exceeded $100,000 and (2) two former executive officers of NOVT whose compensation during fiscal year 2005 exceeded $100,000 but who were not serving as executive officers at the end of fiscal year 2005 (collectively, the “Named Executive Officers”):

Summary Compensation Table

		Annual Compensation				Long-Term Compensation(3)
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)		Restricted Stock Awards	Common Stock Underlying Options	All Other Compensation(4)
Alfred J. Novak	2005	$436,889	$385,125	$16,163	(5)	$—	$—	$753,880
President and CEO	2004	429,441	489,538	29,487		—	200,000	5,333
	2003	350,000	123,452	72,156		—	8,700	4,671

Daniel G. Hall	2005	195,000	159,775	—		—	—	355,474
VP, Secretary and General Counsel	2004 2003	197,772 186,810	170,675 47,287	— —		— —	— 8,700	3,955 2,612

Subhash C. Sarda(6)	2005	180,000	140,000	—		—	—	344,040
VP and Chief Financial Officer	2004 2003	160,096 —	142,660 —	— —		— —	— —	3,196 —

Adam G. Lowe(7)	2005	71,225	70,917	—		—	—	232,904
VP—Operations	2004	180,761	154,634	—		—	—	3,268
	2003	167,228	42,330	—		—	8,700	3,015

Robert N. Wood, Jr.(8)	2005	50,502	58,345	—		—	—	285,434
VP—Sales & Marketing	2004 2003	271,296 223,649	222,370 56,612	— —		— —	75,000 8,700	4,750 4,280

(1)	Bonus compensation for 2005 includes payments of executive retention bonuses, as described below under the caption “Executive Retention Bonus Agreements.”
(2)	Except as provided below, we did not pay any other annual compensation to the Named Executive Officers during the fiscal years 2005, 2004 and 2003.
(3)	NOVT did not grant any stock appreciation rights or make any long-term incentive payouts to the Named Executive Officers during the fiscal years 2005, 2004 and 2003.
(4)	The amounts shown for 2005 include (i) termination and severance payments (Mr. Novak—$721,500; Mr. Hall—$321,500; Mr. Sarda—$302,000; Mr. Lowe—$207,000; and Mr. Wood—$260,000); (ii) lump sum payment for health insurance benefits (Mr. Novak—$30,522; Mr. Hall—$30,074; Mr. Sarda—$39,963; Mr. Lowe—$24,480; and Mr. Wood—$24,480); and (iii) matching contributions to the defined contribution 401(k) plan (Mr. Novak—$1,858; Mr. Hall—$3,900; Mr. Sarda—$2,077; Mr. Lowe—$1,424; and Mr. Wood—$954).
(5)	Consists of payments for Mr. Novak’s apartment and airfare fees paid by us under the terms of Mr. Novak’s employment agreement, dated October 8, 2002.
(6)	Mr. Sarda became an executive officer of NOVT on February 11, 2004.
(7)	Mr. Lowe’s employment with NOVT terminated on April 29, 2005.
(8)	Mr. Wood’s employment with NOVT terminated on March 4, 2005.

Stock Options

No options were granted to the Named Executive Officers during fiscal year 2005.

Option Exercises and Holdings

The following table sets forth certain information concerning the number and value realized of options exercised during fiscal year 2005, and the number and value of unexercised options held at December 31, 2005 by the Named Executive Officers.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at December 31, 2005		Value of Unexercised In- the-Money Options at December 31, 2005(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Alfred J. Novak	—	—	154,132	73,043	$—	$—
Daniel G. Hall	—	—	35,225	5,231	$—	$—
Subhash C. Sarda	—	—	19,608	7,892	$—	$—
Adam G. Lowe	—	—	—	—	$—	$—
Robert N. Wood, Jr.	—	—	—	—	$—	$—

(1)	Based on the closing sale price of our Common Stock on The NASDAQ National Market as of December 31, 2005 ($2.22 per share) minus the applicable exercise price.

Executive Termination Agreements

We entered into amended and restated termination agreements with our executive officers (including the Named Executive Officers) in May 2003 (except the amended and restated termination agreement with Mr. Sarda which was entered into in April 2004), which provide for benefits in the event of a termination of an executive officer after a change in control of NOVT. The termination agreements have an initial term from the date of execution of the termination agreements through December 31, 2003. After the initial term, the termination agreements are automatically extended each January 1 thereafter for one-year terms, unless notice not to extend the agreement is given not later than 12 months prior to such January 1. If a change in control (as defined in the termination agreement) occurs during the term, the termination agreement extends for 24 months even if such notice not to extend is given. Each executive officer who has entered into a termination agreement has agreed that following the termination of employment, if any, of such executive officer, he or she will be subject to a one-year non-compete and non-solicitation agreement with us.

Prior to the amendment of such agreements as described below, upon a change in control of NOVT and the subsequent termination of an executive officer without cause or for good reason, the executive officer will receive benefits including, but not limited to, the following: a severance payment equal to three times (or, in the case of executive officers who have served for two or less full years as an executive officer of NOVT, two times) his or her annual salary and bonus, as calculated pursuant to the terms of the termination agreement; a pro-rata portion of his or her target bonus for the year in which the change in control occurs; total health care benefits for 18 months; the use of office space or outplacement services for six months; and reimbursement of specified legal fees and expenses. In the event that any payments made by us to an executive officer in connection with the change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, we are obligated to make whole the executive officer with respect to such excise tax.

In May 2005, we entered into amendments to each of the amended and restated termination agreements with our executive officers (including the Named Executive Officers other than Messrs. Lowe and Wood whose employment with NOVT had terminated). Such amendments provide that in the case of a change in control of

NOVT involving a transaction with ONI, Best Vascular or certain other specified party, but only in such cases, the severance payment payable to such executive officers equal to three times annual salary and bonus are reduced as follows:

•	to 1.75 times annualized salary (as calculated pursuant to the terms of the amended and restated termination agreements and the amendments thereto) for executive officers other than Mr. Novak; and

•	to two times salary and performance bonus (as calculated pursuant to the terms of the amended and restated termination agreement and the amendment thereto) for Mr. Novak.

Executive Retention Bonus Agreements

In April 2004, we entered into executive retention bonus agreements with our executive officers (including the Named Executive Officers), which provide for benefits to the executive officers for continued loyalty to NOVT during its restructuring period. These agreements were subsequently amended in the fourth quarter of 2004. The retention agreements are in effect from April 1, 2004 until December 31, 2005. Under the retention agreements, the executive officers will continue to perform the duties and responsibilities that are commensurate with each executive officer’s position and will perform such other duties as we may reasonably require of the executive officers. The executive officers will also continue to devote their best efforts and full business time and attention to the performance of services customarily incident to each executive officer’s position and to such other services as we may request. Each executive officer has received the following retention bonus payments:

•	Mr. Novak received $333,350 for remaining in our employ through December 31, 2004, and $385,125 for remaining in our employ through September 30, 2005. On November 11, 2005, Mr. Novak entered into a letter agreement with NOVT with respect to his continued employment with NOVT. See “—November 2005 Letter Agreements.”

•	Mr. Hall received $124,550 for remaining in our employ through December 31, 2004 and $159,775 for remaining in our employ through September 30, 2005. On November 11, 2005, Mr. Hall entered into a letter agreement with NOVT with respect to his continued employment with NOVT. See “—November 2005 Letter Agreements.”

•	Mr. Sarda received $100,000 for remaining in our employ through December 31, 2004 and $140,000 for remaining in our employ through September 30, 2005. On November 11, 2005, Mr. Sarda entered into a letter agreement with NOVT with respect to his continued employment with NOVT. See “—November 2005 Letter Agreements.”

•	Mr. Lowe received $111,500 for remaining in our employ through December 31, 2004 and $70,917 for remaining in our employ through April 29, 2005 (his last date of employment by NOVT).

•	Mr. Wood received $166,675 for remaining in our employ through December 31, 2004 and $58,345 for remaining in our employ through March 4, 2005 (his last date of employment by NOVT).

With respect to Mr. Novak, his employment will continue to be terminable as described in the employment agreement between us and Mr. Novak, dated October 8, 2002, which agreement is described in greater detail below. If Mr. Novak is terminated without cause (as such term is defined in his employment agreement), he will receive benefits as set forth in the employment agreement. With respect to the other executive officers, their employment will continue to be terminable at-will. If we terminate an executive officer without cause (as such term is defined in the retention agreements) prior to December 31, 2005, the executive officer will receive a severance package equal to 52 weeks salary at the executive officer’s rate of base pay on the date of termination. If we terminate an executive officer without cause (i) after December 31, 2004 and before March 31, 2005, we will also pay the executive officer a prorated amount of the retention bonus he would have been entitled to, and (ii) before December 31, 2005, we will also pay the executive officer a prorated amount of the annual target/performance bonus he would have been entitled to in connection with his employment with NOVT. These payments are subject to such executive officer’s execution and non-revocation of a release agreement referred to in the retention agreements. Messrs. Lowe and Wood ceased being employed by NOVT in April and March 2005, respectively. As a result, they each received a pro rated bonus payment, as further described above, for their retention as NOVT employees during a portion of the quarterly period ended June 30, 2005 and March 31, 2005, respectively. In addition, Messrs. Lowe and Wood each received a severance package equal to 52 weeks salary at their respective base pay rates on their respective dates of termination.

Executive Employment Agreement

On October 8, 2002, we entered into an employment agreement with Mr. Novak which set forth the terms and conditions of Mr. Novak’s employment as our chief executive officer. The employment agreement provided that, as compensation for Mr. Novak’s services, we would pay a base salary of at least $350,000 per annum (with Mr. Novak’s performance to be reviewed annually by our board of directors) and grant a ten-year non-incentive stock option to purchase an aggregate of 700,000 shares of our common stock, at an exercise price equal to the fair market value per share of the stock on the day of grant, upon the terms and conditions (including vesting schedules) as set forth in stock option agreements between Mr. Novak and us. Mr. Novak was also entitled to participate in our discretionary annual incentive cash bonus plan for executive officers, established to reward participating individuals for their contribution to the achievement of key annual corporate objectives approved by the board of directors. The employment agreement also provided that we would provide (1) a company-paid apartment for Mr. Novak’s use and pay all expenses to the apartment including, rent, utilities and furniture rental up to $3,500 per month, (2) airfare for weekly visits to his family and (3) health, life, disability or other insurance plans, retirement plans, 401(k) plans, stock purchase plans and all other employee benefit plans that are offered by us, subject to the terms and conditions of those plans.

Mr. Novak’s employment could be terminated at any time by us:

•	for cause;

•	if a majority of our board of directors (excluding Mr. Novak if he is then a director) gives a vote of no confidence based upon the nature or manner of the performance of his duties (which we refer to as unsatisfactory performance);

•	upon 30 days’ prior written notice to Mr. Novak, if terminated without cause or unsatisfactory performance; or

•	upon death or permanent disability.

Mr. Novak could also terminate his employment at any time for “good reason” or upon 90 days’ prior written notice to us without good reason.

If Mr. Novak’s employment is terminated for cause, unsatisfactory performance, death or permanent disability, or by him without good reason, he (or his estate, as the case may be) will be entitled to be paid any accrued but unpaid salary earned by him through the date of his termination. If Mr. Novak’s employment is terminated by us without cause or unsatisfactory performance (other than by reason of death or permanent disability), or by him for good reason, he will be entitled to (1) receive all accrued but unpaid salary earned through the date of termination, (2) receive a lump sum cash severance payment on the termination date equal to two times his “annualized includable compensation,” taking as a base period the two most recent taxable years ending before the termination date, and (3) accelerate the vesting of options for up to 400,000 shares of common stock from the initial option grant described above so that they become fully vested and exercisable on the termination date.

Lowe and Wood Severance and Release Agreements

In connection with the termination of the employment of Messrs. Lowe and Wood, NOVT entered into severance and release agreements with each of Messrs. Lowe and Wood on April 29, 2005 and March 4, 2005, respectively. The severance and release agreements provided for the following:

•	severance payments of $182,000 and $235,000 to each of Messrs Lowe and Wood, respectively, representing 52 weeks salary;

•	payment or reimbursement of health insurance premiums for coverage for two months following the date of termination;

•	a pro rated payment through the termination date of the retention bonus payments payable under their executive retention bonus agreements with NOVT;

•	in the event of a change of control of NOVT as defined in the amended and restated termination agreements, such severance payment as each executive officer would be entitled under his amended and restated termination agreement with NOVT;

•	in the event of a change of control of NOVT, health care premiums for a period of 18 months following termination of employment; and

•	releases by each of Messrs. Lowe and Wood of any claims he had, has or might have against NOVT.

November 2005 Letter Agreements

On November 11, 2005, NOVT entered into letter agreements with each of Messrs. Novak, Hall and Sarda, which provide as follows:

Letter Agreement with Mr. Novak

The letter agreement with Mr. Novak provides that Mr. Novak will continue to be employed by NOVT through March 31, 2006 at which time his employment will terminate, subject to the option of NOVT to extend Mr. Novak’s employment through April 30, 2006. During the period of his employment, Mr. Novak will be entitled to receive his base salary at the rate in effect on the date of the agreement and all accompanying benefits of employment. In addition, under the terms of the letter agreement, Mr. Novak received or is entitled to receive the following payments and benefits:

•	a payment of $579,200 which was paid on the date of execution of the letter agreement;

•	a payment of $142,300 which was paid on January 2, 2006; provided, however, that if there is a change in the composition of NOVT’s board of directors as set forth in the letter agreement (a “Company Board Change”), this payment would be accelerated and paid upon the occurrence of such event (to the extent such payment was not previously made);

•	payments of $27,375 to be paid at the end of January, February and March 2006, unless Mr. Novak has voluntarily terminated his employment prior to the receipt of such payments without “good reason” as defined in the letter agreement; provided, however, that if there is a Company Board Change, these payments will be accelerated and paid upon the occurrence of such event; and provided further, however, that if Mr. Novak voluntarily terminates his employment without “good reason” prior to March 31, 2006 after his receipt of any such accelerated payments, he must repay to NOVT a pro rata portion of such payments based on the number of days prior to March 31, 2006 that his employment terminated;

•	a payment of $18,250 to be paid on April 30, 2006 if NOVT elects to extend Mr. Novak’s employment to April 30, 2006;

•	a payment of $30,522 for health insurance benefits which was paid on December 31, 2005;

•	amounts representing the value of Mr. Novak’s vested benefits under NOVT’s 401(k) plan, to be paid out in accordance with such plan;

•	continuation of Mr. Novak’s travel and housing arrangements;

•	amounts representing four weeks of accrued but unused personal and vacation time; and

•	unreimbursed business expenses and up to $10,000 to reimburse any reasonable legal expenses incurred by Mr. Novak in connection with the letter agreement.

Pursuant to the letter agreement and subject to the last sentence of this paragraph, Mr. Novak (a) releases NOVT from any liabilities or obligations of NOVT to Mr. Novak under his employment agreement with NOVT described above (other than for Mr. Novak’s travel and housing benefit) and under his amended and restated termination agreement with NOVT described above, and (b) acknowledges that the payments to be made pursuant to the letter agreement represent all consideration that Mr. Novak is entitled to receive from NOVT (other than any rights to indemnification to which Mr. Novak may be entitled or Mr. Novak’s travel and housing benefit) and that the letter agreement supersedes in its entirety his amended and restated termination agreement and supersedes his employment agreement other than Mr. Novak’s travel and housing benefit and certain specified sections unrelated to compensation. In the event Mr. Novak’s letter agreement with NOVT is the subject of any litigation or adversary proceeding that is not initiated by Mr. Novak, the release by Mr. Novak of NOVT as described above becomes null and void and Mr. Novak will receive under his amended and restated termination agreement or employment agreement, such payments as he is entitled to receive thereunder, offset by certain of the payments described above to the extent such payments have previously been made to Mr. Novak.

Letter Agreement with Mr. Hall

The letter agreement with Mr. Hall provides that Mr. Hall would continue to be employed by NOVT through December 31, 2005 at which time his employment will terminate. During such period, Mr. Hall will be entitled to receive his base salary at the rate in effect on the date of the agreement and all accompanying benefits of employment. In addition, under the terms of the letter agreement, Mr. Hall received or is entitled to receive the following payments and benefits:

•	a payment of $258,000 which was paid on the date of execution of the letter agreement;

•	a payment of $63,500 which was paid on the later of January 2, 2006 or the date on which Mr. Hall had completed certain agreed upon tasks; provided, however, that if there is a Company Board Change, this payment would be accelerated and paid upon the occurrence of such event (to the extent such payment was not previously made);

•	a payment of $30,074 for health insurance benefits which was paid on December 31, 2005;

•	amounts representing the value of Mr. Hall’s vested benefits under NOVT’s 401(k) plan, to be paid out in accordance with such plan;

•	amounts representing four weeks of accrued but unused personal and vacation time; and

•	unreimbursed business expenses and up to $5,000 to reimburse any reasonable legal expenses incurred by Mr. Hall in connection with the letter agreement.

In the letter agreement, Mr. Hall releases NOVT from any liabilities or obligations of NOVT to Mr. Hall under his executive retention bonus agreement with NOVT described above for severance payments and under his amended and restated termination agreement with NOVT described above. Mr. Hall further acknowledges that the payments to be made pursuant to the letter agreement represent all consideration that Mr. Hall is entitled to receive from NOVT (other than any rights to indemnification to which Mr. Hall may be entitled) and that the letter agreement supersedes in its entirety his amended and restated termination agreement and supersedes his executive retention bonus agreement with respect to NOVT’s obligation to pay severance.

Mr. Hall’s letter agreement was amended effective January 1, February 1 and March 1, 2006 to extend his employment for each of the months of January, February and March, during which, in addition to his base salary and all accompanying benefits of employment, he is entitled to receive incentive retention payments of $16,250 at the end of each such month.

Letter Agreement with Mr. Sarda

The letter agreement with Mr. Sarda provides that Mr. Sarda would continue to be employed by NOVT through February 28, 2006 at which time his employment would terminate, except that Mr. Sarda’s employment may terminate earlier than February 28, 2006 (but not earlier than December 31, 2005) at his election in the event he has secured new employment that requires him to commence employment prior to February 28, 2006. During the period of his employment, Mr. Sarda will be entitled to receive his base salary at the rate in effect on the date of the agreement and all accompanying benefits of employment. In addition, under the terms of the letter agreement, Mr. Sarda received or is entitled to receive the following payments and benefits:

•	a payment of $242,400 which was paid on the date of execution of the letter agreement;

•	a payment of $59,600 which was paid on the later of January 2, 2006 or the date on which Mr. Sarda had completed certain agreed upon tasks; provided, however, that if there is a Company Board Change, this payment would be accelerated and paid upon the occurrence of such event (to the extent such payment was not previously made);

•	payments of $15,000 which were paid at the end of January and February 2006, unless Mr. Sarda had voluntarily terminated his employment prior to the receipt of such payments; provided, however, that if there is a Company Board Change, these payments would be accelerated and paid upon the occurrence of such event; and provided further, however, that if Mr. Sarda voluntarily terminated his employment prior to February 28, 2006 after his receipt of any such accelerated payments, he would be required to repay to NOVT a pro rata portion of such payments based on the number of days prior to February 28, 2006 that his employment terminated;

•	a payment of $39,963 for health insurance benefits which was paid on December 31, 2005;

•	amounts representing the value of Mr. Sarda’s vested benefits under NOVT’s 401(k) plan, to be paid out in accordance with such plan;

•	amounts representing four weeks of accrued but unused personal and vacation time; and

•	unreimbursed business expenses and up to $5,000 to reimburse any reasonable legal expenses incurred by Mr. Sarda in connection with the letter agreement.

In the letter agreement, Mr. Sarda releases NOVT from any liabilities or obligations of NOVT to Mr. Sarda under his executive retention bonus agreement with NOVT described above for severance payments and under his amended and restated termination agreement with NOVT described above. Mr. Sarda further acknowledges that the payments to be made pursuant to the letter agreement represent all consideration that Mr. Sarda is entitled to receive from NOVT (other than any rights to indemnification to which Mr. Sarda may be entitled) and that the letter agreement supersedes in its entirety his amended and restated termination agreement and supersedes his executive retention bonus agreement with respect to NOVT’s obligation to pay severance.

Mr. Sarda’s letter agreement was amended effective March 1, 2006 to extend his employment for the month of March during which in addition to his base salary and all accompanying benefits of employment, he is entitled to receive an incentive retention payment of $15,000 at the end of such month; provided, however, that if there is a Company Board Change, this payment would be accelerated and paid upon the occurrence of such event (to the extent such payment has not been previously made).

NOVT agreed in each of the letter agreements that the Novoste Corporation Executive Rabbi Trust created by NOVT on May 20, 2005, and subsequently amended on July 15, 2005, would not be terminated by NOVT prior to July 15, 2006.

November 2005 Settlement and Release Agreements

On November 11, 2005, NOVT entered into settlement and release agreements with each of Messrs. Lowe and Wood. Under the terms of the settlement and release agreements, each of Messrs. Lowe and Wood received a payment of $25,000 which was paid on the date of execution of the agreement and a payment of $24,480 for health insurance benefits which was paid on the date of execution of the agreement. In the settlement and release agreements, each of Messrs. Lowe and Wood releases NOVT from any liabilities or obligations of NOVT to them under their severance and release agreement and amended and restated termination agreement with NOVT.

Compensation of Directors

Directors who are employees of NOVT do not receive additional compensation for serving on the Board of Directors or its committees. A non-employee director is paid a fee of $4,000 for each Board meeting attended. Each director who also serves on a committee is paid $1,000 for each committee meeting attended; the director who is a committee Chairperson receives a fee of $2,000 per committee meeting. There is no compensation for attendance at a scheduled Board or committee meeting to a director who attends such a meeting only by telephone. Compensation for scheduled telephonic meetings of the Board or any committee will be compensated at one-half of the established Board or committee attendance fee.

The Board of Directors established an annual retainer for the Chairman of the Board of Directors in the amount of $26,000, payable to the Chairman on the first day of each calendar year, and a retainer for the Chairman of the Audit Committee in the amount of $24,000 per year.

*    *    *    *

March 21, 2006